UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Distribution, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 13 pages.

Praxair Distribution, Inc.
401(k) Retirement Savings Plan

Financial Statements and
Supplemental Schedule
December 31, 2003 and 2002

Praxair Distribution, Inc. 401(k) Retirement Savings Plan

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (817) 207 3999

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Praxair Distribution, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Praxair Distribution, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 24, 2004

Praxair Distribution, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Assets:		
Investments: (Note 4)		
Participant directed	$ 80,499,998	$ 64,468,078
Non-participant directed	493,268	386,560
	80,993,266	64,854,638
Loans to participants	3,498,335	3,369,414
Net assets available for benefits	$ 84,491,601	$ 68,224,052

The accompanying notes are an integral part of the financial statements.

Praxair Distribution, Inc. 401(k) Retirement Savings Plan
Statement of Changes In Net Assets Available for Benefits
For the Year Ended December 31, 2003

Additions to net assets	
Contributions:	
Participant	$ 4,753,272
Employer	3,008,287
	7,761,559
Investment income:	
Dividends	1,919,009
Interest	211,682
	2,130,691
Net appreciation in fair value of investments (Note 4)	11,094,805
Rollovers from other plans (Note 2)	161,208
Total additions to net assets	21,148,263
Deductions from net assets	
Benefits paid to participants	4,662,021
Administrative expenses	88,079
Transfer to/from other plans, net (Note 7)	130,614
Total deductions from net assets	4,880,714
Increase in net assets	16,267,549
Net assets available for benefits	
Beginning of year	68,224,052
End of year	$ 84,491,601

The accompanying notes are an integral part of the financial statements.

Note 1 - Inception of the Plan

GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the "Company") and renamed as the Praxair Distribution, Inc. 401(k) Retirement Savings Plan (the "Plan").

Note 2 - Description of the Plan

The Praxair Distribution, Inc. 401(k) Retirement Savings Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under bargaining unit agreements.

General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Plan (the "Administrator"). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. Effective July 1, 2002, record keeping of the Plan's assets was transferred from the Principal Financial Group ("Principal") to Fidelity Management Trust Company ("Fidelity"), which became Trustee for the Plan (see Note 7).

Eligibility
All regular employees (as defined by the Plan's provisions) are eligible to participate in the Plan.

Contributions
Employees may elect to contribute from 1% to 40% of their eligible compensation on a before-tax or after-tax basis, up to the annual maximum as defined by the Internal Revenue Code (the "Code"), which amounted to $12,000 and $11,000 in 2003 and 2002, respectively. All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are subject to an annual maximum before tax contribution limit of $14,000 in 2003, in accordance with the Code. Highly compensated employees, as defined by the Code, may contribute up to 25% of eligible compensation to the Plan, of which 15% may be on a before-tax basis.

The Company will make a contribution on behalf of eligible employees according to the following table beginning on the first day of the month following two years of service. One Age & Service Point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the plan year. The Company contribution is a percent of base pay as defined by the Plan document. The contribution will be made at the end of each pay period. Employees participating in other Company sponsored pension plans will not be eligible for this contribution.

Age & Service Points	Less than 2 years	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	None	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting

Employees are at all times fully vested in their own contributions, company contributions, and rollover contributions. In the event of termination of employment with the Company, Plan participants receive all amounts credited to their accounts.

Investment Options

Each participant directs the investment of his or her funds among the following options. Funds are valued on a daily basis.

- Capital Guardian Non-US Equity Fund
- Columbia Acorn Fund Class Z
- Fidelity Magellan Fund
- Fidelity Equity-Income Fund
- Fidelity Retirement Money Market Fund
- Spartan U.S. Equity Index Fund
- Fidelity Managed Income Portfolio ("MIP") II Class 3 Fund
- GMO Emerging Market Debt Shares Fund Class 3
- Janus Worldwide Fund
- Morgan Stanley Institutional Fund Trust ("MSIFT") Core Plus Fixed Income Portfolio
- Morgan Stanley Institutional Fund Trust ("MSIFT") U.S. Small Cap Core Portfolio
- Putnam Investors Class A Fund
- Vanguard LifeStrategy Income Fund
- Vanguard LifeStrategy Moderate Growth Fund
- Discounted Praxair, Inc. Common Stock Fund (acquired at 90% of market price)
- Praxair, Inc. Common Stock Fund

Participants are limited to one sale from the Discounted Praxair, Inc. Common Stock Fund every twelve months. Certain other restrictions apply as defined in the Plan's provisions. Participants are limited to a maximum of twelve stock sales per year of Praxair, Inc. Common Stock Fund.

Participants may change the amount or the investment direction of their contributions at any time.

Dividend Payout on Company Stock Funds

On July 1, 2002, a dividend payout feature was added to the Plan. This new provision allows participants to elect to receive any future dividends from the Praxair, Inc. Common Stock Fund and the Discounted Praxair, Inc. Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. In order to allow this choice, a portion of the Plan, consisting of the Praxair, Inc. Common Stock Fund, the Praxair, Inc. Employer Match Common Stock Fund and the Discounted Praxair, Inc. Common Stock Fund, was designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions
Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70 1/2.

Loans
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans may be repaid during fixed terms not to exceed five years (thirty years for home loans). Principal and interest is paid ratably through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at rates set quarterly equal to 1% less than the prime rate. Rates on existing loans ranged from 3.00% to 11.50% in 2003.

Rollovers
Rollovers represent transfers of account balances of certain participant contributions into the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator. However, the forfeiture will be restored to the Plan if such participant subsequently makes a valid claim for the benefit. Under the Plan's provision, forfeitures are first applied to reduce Company contributions and any remaining amounts are allocated to Plan participants.

Plan Termination
Although it has not expressed any intent to do so, Praxair Distribution, Inc. has the right under the Plan's provisions to terminate the Plan, at the sole discretion of Praxair Distribution, Inc. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant accounts are credited with participant contributions and contributions from the Company. Earnings are allocated to participant accounts daily based on the investments selected by the participant.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices or independent appraisals, except for loans to participants, which are carried at face value, which represents contributions made plus earnings, less plan withdrawals and administrative expenses.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
Prior year amounts relating to investments have been broken out into participant and non-participant directed to conform to the current year's presentation.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2003 and 2002, respectively, are noted below:

	2003	2002
Fidelity MIP II Class 3 Fund	$ 24,175,661	$ 22,975,140
MSIFT U.S. Small Cap Core Portfolio	$ 15,750,613	$ 10,945,157
Spartan U.S. Equity Index Fund	$ 9,496,966	$ 7,082,424
Fidelity Magellan Fund	$ 7,445,459	$ 5,626,950
MSIFT Core Plus Fixed Income Portfolio	$ 5,349,381	$ 5,174,342

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,094,805 as follows:

	Year ended December 31, 2003
Mutual Funds	$ 9,166,753
Praxair, Inc. Common Stock Fund/Employer Match Stock Fund	1,021,962
Discounted Praxair, Inc. Common Stock Fund	628,288
Dow Chemical Stock Fund	277,802
	$11,094,805

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and external counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 6 - Plan Expenses

It is intended that Plan participants pay all Plan expenses, including investment management fees, record keeping fees, trust fees and other administrative expenses. Investment management fees are reflected in the calculation of the unit price for each investment fund. Loan fees are deducted from loan proceeds. Other fees and expenses are deducted monthly from participant's accounts at a rate determined by the Administrator. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2003, the difference was paid by the Company. Amounts paid by the Company for Plan expenses during the year were immaterial.

Note 7 – Record Keeping Change and Transfers of Participants

Effective July 1, 2002, record keeping and investment of the Plan's assets were transferred from the Principal Financial Group to Fidelity Management Trust Company. Plan participants were notified in advance of the transfer and were given the option of directing the Fidelity investments prior to or after the transfer. Participant investment balances not directed by participants prior to the transfer were transferred from Principal funds into funds with expected similar investment characteristics at Fidelity. Record keeping of existing participant loans was also transferred to Fidelity under the original terms of the loans.

Also on July 1, 2002, due to the creation of Praxair Healthcare Services, Inc. as a separate subsidiary of Praxair, Inc. with its own savings plan obtained through acquisition, the balances for a number of participants in this Plan were transferred into or from The Praxair Retirement Savings Plan and into the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan, also record kept by Fidelity as of that date, coincident with the transfer of their employment from the Company to Praxair, Inc. or Praxair Healthcare Services, Inc or to the Company from Praxair, Inc.

Participant investment balances are reflected by the record keeper, Fidelity, as of the closing date per the financial statements. Participants who transfer companies during the plan year have their respective balances reflected in the company of which they are a part of at year-end.

Note 8 – Related-Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 9 – Subsequent Event
Effective July 1, 2004, the Plan will be amended to permit immediate eligibility for Employer Contributions for all regular PDI employees. Prior to the change, a two-year waiting period was in effect. Coincident with this change, the Plan will be amended to add a three year vesting schedule for all Employer Contributions made on or July 1, 2004. All prior Employer Contributions and all employee pay deferral contributions continue to be 100% vested. The three-year period begins on the employee's date of hire or adjusted date of hire, whichever is later. Also effective July 1, 2004, for participants who terminate employment on or after that date, unvested Company Contributions are forfeited upon termination.

Effective May 3, 2004, the participant balances from the former Whitmore Oxygen Company 401(k) Retirement Plan were transferred into this Plan through a trust-to-trust transfer. Transferred assets totaled $4,560,340. Whitmore Oxygen Company was acquired by Praxair Distributions, Inc. in January 1998. Then-current employees of Whitmore Oxygen Company became employees of Praxair Distributions, Inc. and began participating in the Plan subsequent to the acquisition.

Praxair Distribution, Inc. 401(k) Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets
(Held at End of Fiscal Year)

(a)	(b) Identity of issue, borrower, lessor of similar party	(c) description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Fidelity Management Trust Co.	Fidelity MIP II Class 3 Fund*	**	$ 24,175,661
	Morgan Stanley Investments LP	MSIFT U.S. Small Cap Core Portfolio	**	15,750,613
	Fidelity Management Trust Co.	Spartan U.S Equity Index Fund	**	9,496,966
	Fidelity Management Trust Co.	Fidelity Magellan Fund*	**	7,445,459
	Morgan Stanley Investments LP	MSIFT Core Plus Fixed Income Portfolio	**	5,349,381
	Praxair, Inc.	Praxair, Inc. Common Stock Fund*	**	3,870,120
	Vanguard Marketing Corp.	Vanguard LifeStrategy Moderate Growth Fund	**	3,325,198
	Janus	Janus Worldwide Fund	**	2,939,829
	Praxair, Inc.	Discounted Praxair, Inc. Common Stock Fund*	**	2,449,623
	Vanguard Marketing Corp.	Vanguard LifeStrategy Income Fund	**	2,305,422
	Fidelity Management Trust Co.	Fidelity Equity-Income Fund*	**	1,317,865
	Dow Chemical	Dow Chemical, Inc. Common Stock Fund	**	965,287
	Praxair, Inc.	Praxair, Inc. Employer Match Common Stock Fund*	***	493,268
	Columbia Management Advisors, Inc.	Columbia Acorn Fund Class Z	**	433,411
	Grantham, Mayo, Van Otterloo & Co	GMO Emerging Market Debt Shares Fund Class 3	**	347,917
	Capital Guardian Trust Company	Capital Guardian Non-US Equity	**	157,892
	Putnam Investment Management, Inc.	Putnam Investors Class A Fund	**	147,580
	Fidelity Management Trust Co.	Fidelity Cash Reserve	**	21,485
	Fidelity Management Trust Co.	Fidelity Retirement Money Market Fund*	**	289
	Participant Loans	3.00% to 11.50%*	**	3,498,335
		Total assets held for investment purposes		$ 84,491,601

* Related party
** Not applicable
*** Cost information is not available from Trustee

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Savings Plan

Date: June 24, 2004

By: *[signature]*
Patrick M. Clark
Vice President and Controller
Praxair, Inc.
(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-33801) of Praxair, Inc. of our report dated June 24, 2004 relating to the financial statements of the Praxair Distribution, Inc. 401(k) Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Stamford, CT
June 24, 2004